Hometown International, Inc.

25 E. Grant Street

Woodstown, NJ 08098

October 19, 2015

VIA EDGAR

Mara L. Ransom, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Hometown International, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 31, 2015
CIK No. 0001632081

Dear Ms. Ranson:

We are in receipt of your comment letter dated September 14, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note that the private placement pursuant to which the selling shareholders received their shares is ongoing. Please provide us with an analysis of why your private placement offering should not be integrated with this registered offering and, specifically, whether this registration statement constitutes a general solicitation for purposes of the ongoing private offering. In this regard, please see Question 139.25 of our Securities Act Compliance and Disclosure Interpretations, located at our website.

RESPONSE: We respectfully note the Staff’s comment and advise the Staff that the Company is not a shell company. Following our submission of the Amendment No. 1 to the Draft Registration Statement on Form S-1 and correspondence to the Staff, we executed our lease agreement for our physical store location, a space provided by a related party. In addition, we submitted a credit application with a supplier who would provide the deli meats for our menu offering, as well as received a bill for certain inventories we purchased earlier. We respectfully attach the lease agreement as an exhibit to Amendment No. 2 to Draft Registration Statement on Form S-1.

As of the date hereof, we currently maintain ten employees on staff in addition to the owners. We kicked off a soft opening of our restaurant as of October 14, 2015. A grand opening has also been planned for mid-November. Promotion and marketing of our deli has been primarily through word of mouth, signage in front of our physical store location, articles and ads to be placed in the local newspaper (the Record Today), sponsorship of the glasses for an annual Wine Festival planned on November 21, 2015 with Your Hometown Deli info printed on the side of glass. We are currently working to launch our website and Facebook page. Our menu offering has been set to include cold sandwiches, subs, wraps and salads. We have submitted a credit application to use Dietz and Watson as our primary supplier for various deli meats, cheeses and salads. Also available for purchase are items such as pastas, sauces, oils, vinegars, spices and authentic Italian treats.

Because the Company is in full operation and is not a shell company, the selling shareholders should not be deemed as underwriters in this offering.

2.	We note your responses to prior comments 4 and 14 and are unable to agree with your conclusion that this offering is not an indirect primary offering. As noted above, we believe that you are a shell Company and accordingly that your selling shareholders are considered underwriters in connection with any resale of those shares of common stock. In the event you provide further analysis on that issue, we have also followed-up on this issue.

In response to comment 4 we note that you state, “[i]t has been more than fourteen months since the initial subscription as the private placement offering is still on-going.” Please disclose the dates that the shares were sold to selling shareholders. Refer to Item 701 of Regulation S-K. We may have further comment upon reviewing your response. Alternatively, revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and name the selling shareholders as underwriters.

RESPONSE: As noted in our response to comment #1, we respectfully advise the Staff that this offering is a resale offering by the selling shareholders. Because Company has an on-going operation and is not a shell Company, the selling shareholders should not be deemed as underwriters in this offering. We also respectfully provide the dates of the subscription of Company’s shares by the selling shareholders below, which includes the first subscription date of June 25, 2014, or about sixteen months prior to the date hereof.

Selling Shareholders	Subscription Date
Alt, Jeannene	2/21/2015
Beaurline, Anne L.	6/25/2014
Benchmark Capital LLC	8/28/2014
Blount, Marvin K. III & Rebecca C. (Joint Tenants)	2/4/2015
Bullins, Ronnie R.	1/15/2015
Chan, Amy H.	12/18/2014
Coker, Peggy Lee	10/12/2014
Dietz, Patricia A.	10/20/2014
Dietz, Scott C.	10/20/2014
Duggins, Adam W.	1/16/2015
Duggins, J. Nathan III	1/16/2015
Dunn, Dina C.	10/6/2014
Dunn, Dina C.	6/30/2015
Fredrick, Robert E.	6/4/2015
Harberger, Deborah L.	5/26/2015
London Fall Protection LP	12/18/2014
London, Joseph Tony	12/18/2014
McCaskill, T. Gray	1/16/2015
Moavenzadeh, Leyla Diana	7/18/2015
Moran, Sara E.	6/25/2014
Ohio Blasting Equipment & Media Inc. (William P. Witt)	2/4/2015
Papp, Nancy L.	6/10/2015
Patten, John L. (John L. Patten Trust DTD 9/4/12)	7/19/2014
Patten, Kathleen N.	6/25/2014
Phoenix Associates, Inc. (Luther H. Hodges)	3/18/2015
Randolph, Kimberly	10/20/2014
Reichard, Lawrence	10/15/2014
Reichard, Lawrence	1/9/2015
Rice, Mary C.	6/25/2014
Stat Constructors LP	12/18/2014
Sussman, April	9/7/2015
Sussman, Max	9/7/2015
Swenson, Larry R.	10/20/2014
Wilson, John C.	10/9/2014
Witt, William P.	2/21/2015
Yoder, David W.	10/11/2014

The Offering, page 2

3.	Reference is made to your disclosure that you could receive up to $589,180 in the event the Warrants are exercised for cash. Please show us how this amount was calculated and reconcile your calculation to your disclosure throughout the filing that there are 471,344 warrants outstanding with an exercise price of $2.50 per share.

RESPONSE: In response to the Staff’s comment, we respectfully revise our disclosure in the draft registration statement to indicate the maximum amount of proceeds the Company may receive from the exercise of the Warrants. As of the date hereof, we have sold 242,340 Units, with each Unit containing two Warrants that may be exercised at $2.50 per share. 242,340 Units therefore include a total of 484,680 Warrants, and the exercise of all of these Warrants will result a proceeds of $1,211,700 to the Company. We respectfully revise our disclosure relating to the proceeds of the Warrants throughout the registration statement.

Use of Proceeds, page 8

4.	We note your response to comment 8. Please revise your disclosure here, and on pages 1 and 2 where you reference proceeds from the warrants to disclose the exercise price of the warrants to provide context as to when it might be economically viable for holders to exercise the warrants.

RESPONSE: We respectfully note the Staff’s comment. Each warrant gives the Warrant holder the option to purchase one additional share of common stock of the Company until such expires. We anticipate that it will be economically viable for and in the best interest of the Warrant holders to exercise their Warrants once the price of our common stock trade above the exercise price of the Warrant, or at $2.50 per share.

Hometown International, Inc.

By:	/s/ Paul F. Marina
Name: Paul F. Marina
Title: Chief Executive Officer